SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

496719105
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 496719105	13G/A	Page 1 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,433 shares of Common Stock (as defined below)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,433 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,433 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 496719105	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Financial Offshore Investors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 38,967 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,967 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,967 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 496719105	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 175,433 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 175,433 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,433 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 496719105	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,400 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,400 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 496719105	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stieven Capital Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,400 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,400 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 496719105	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Stieven
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,400 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,400 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 496719105	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Covington
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,400 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,400 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 496719105	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Daniel M. Ellefson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 214,400 shares of Common Stock
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 214,400 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,400 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 496719105	13G/A	Page 9 of 14 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is Kingstone Companies, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company’s principal executive offices are located at 15 Joys Lane, Kingston, NY 12401.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by:
	(i)	Stieven Financial Investors, L.P., a Delaware limited partnership (“SFI”), with respect to the shares of Common Stock beneficially owned by it;
	(ii)	Stieven Financial Offshore Investors, Ltd., a Cayman Islands exempted company (“SFOI”), with respect to the shares of Common Stock beneficially owned by it;
	(iii)	Stieven Capital GP, LLC, a limited liability company organized under the laws of the State of Delaware (“SFIGP”), as the general partner of SFI, with respect to the shares of Common Stock beneficially owned by SFI;
	(iv)	Stieven Capital Advisors, L.P., a Delaware limited partnership (“SCA”), which serves as the investment manager to SFI and SFOI, with respect to the shares of Common Stock beneficially owned by SFI and SFOI;
	(v)	Stieven Capital Advisors GP, LLC, a Delaware limited liability company (“SCAGP”), which serves as the general partner of SCA, with respect to the shares of Common Stock beneficially owned by SFI and SFOI;
	(vi)	Joseph A. Stieven (“Mr. Stieven”), as managing member of SCAGP and SFIGP and Chief Executive Officer of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI;
	(vii)	Stephen L. Covington (“Mr. Covington”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI; and
	(viii)	Daniel M. Ellefson (“Mr. Ellefson”), as managing director of SCA with respect to the shares of Common Stock beneficially owned by SFI and SFOI.

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 496719105	13G/A	Page 10 of 14 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 12412 Powerscourt Drive, Suite 250, St. Louis, Missouri 63131.

Item 2(c).	CITIZENSHIP

SFI and SCA are limited partnerships organized under the laws of the State of Delaware. SFOI is a Cayman Islands exempted company. SFIGP and SCAGP are limited liability companies organized under the laws of the State of Delaware. Messrs. Stieven, Covington and Ellefson are citizens of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP NUMBER

496719105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________________________

CUSIP No. 496719105	13G/A	Page 11 of 14 Pages

Item 4.	OWNERSHIP

The figures used to calculate beneficial ownership are calculated based upon the 7,295,364 shares of Common Stock outstanding as of November 13, 2014 as reflected in the Form 10-Q filed by the Company on November 13, 2014.

The information required by Items 4(a)-(c) is set forth in rows 5-11 for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 496719105	13G/A	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2015

STIEVEN FINANCIAL INVESTORS, L.P.

By:	Stieven Capital GP, LLC its general partner

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN FINANCIAL OFFSHORE INVESTORS, LTD.

/s/ Christine Fletcher
Name:	Christine Fletcher
Title:	Director

STIEVEN CAPITAL GP, LLC

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN CAPITAL ADVISORS, L.P.

By:	Stieven Capital Advisors GP, LLC its general partner

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

STIEVEN CAPITAL ADVISORS GP, LLC

/s/ Joseph A. Stieven
Name:	Joseph A. Stieven
Title:	Managing Member

CUSIP No. 496719105	13G/A	Page 13 of 14 Pages

JOSEPH A. STIEVEN, individually

/s/ Joseph A. Stieven
JOSEPH A. STIEVEN

STEPHEN L. COVINGTON, individually

/s/ Stephen L. Covington
STEPHEN L. COVINGTON

DANIEL M. ELLEFSON, individually

/s/ Daniel M. Ellefson
DANIEL M. ELLEFSON